                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                               (Amendment No. 1)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Hybridon, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   44860M 10 8
       -----------------------------------------------------------------
                                 (CUSIP Number)

                               Mr. Douglas Pullen
                              Coson Company Limited
                                P.O. Box HM 1561
                                 Hamilton HM FX
                                     Bermuda
                                 (441) 295-4630
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 5, 1998
       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 2 of 6 Pages
---------------------                                      -------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         INTERCITY HOLDINGS LIMITED
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
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                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    -------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       2,216,667 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            2,216,667 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,216,667 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%
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14.      TYPE OF REPORTING PERSON

         CO
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
                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 3 of 6 Pages
---------------------                                      ------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         Abdelelah Bin Mahfouz
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
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3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Saudi Arabia
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                                    7.      SOLE VOTING POWER

                                            0 Shares
                                    -------------------------------------------
           NUMBER OF                8.      SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       2,216,667 Shares
           OWNED BY                 -------------------------------------------
             EACH                   9.      SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                                   0 Shares
             WITH:                  -------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                            2,216,667 Shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,216,667 Shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         Not Applicable
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
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
                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 4 of 6 Pages
---------------------                                      -------------------

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Hybridon, Inc., a Delaware corporation ("Hybridon"). The principal executive offices of Hybridon are located at 620 Memorial Drive, Cambridge, Massachusetts 02139.

Item 2. Identity and Background:

This statement is filed by the following reporting persons (collectively, the "Reporting Persons", and individually, a "Reporting Person"):

(a) Intercity Holdings Limited is organized under the laws of Bermuda. Its principal business is acting as an investment holding company. The address of its principal business and office is c/o Coson Corporate Services, P.O. Box HM 1561, Hamilton HM FX, Bermuda.

(b) Abdelelah Bin Mahfouz is a citizen of Saudi Arabia whose business address is c/o Saudi Economic & Development Co., P.O. Box 4384, Jeddah 21491, Saudi Arabia. The present principal occupation of Mr. Bin Mahfouz is as a business executive. He conducts such activities principally from Jeddah, Saudi Arabia.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of 1,500,000 shares of Common Stock and 375,000 Class B Warrants is the working capital of Intercity Holdings Limited. No borrowed funds were used in making such acquisition.

Item 4. Purpose of Transaction.

The purpose of the transactions is investment. The reporting persons currently have no plans or proposals which relate to or would result in any of the actions indicated at Item 4(a)-(j) of the Instructions for Complying with
Schedule 13D.


Item 5. Interest in Securities of the Issuer.

As of the date of this statement, the reporting persons beneficially own 2,216,667 shares of Hybridon Common Stock, representing approximately 14.1% of the outstanding shares of Hybridon Common Stock. There are no shares of Common Stock as to which any reporting person has sole power to vote or direct the vote or to dispose or direct the disposition. Each reporting person has shared power to vote or to direct the vote of the Common Stock and shared power to dispose or to direct the disposition of all of the Common Stock.

During the 60-day period prior to the date of this statement, each of the reporting persons acquired (1) shared power to vote or to direct the vote of 1,500,000 shares of the Common Stock and shared power to dispose or to direct the disposition of such shares and (2) a shared right to acquire 375,000 shares of Common Stock by acquiring 375,000 of the Class B Warrants of the Issuer. Such acquisition occurred on May 5, 1998. the price of each share of such Common Stock plus four of such warrants was $2.00. such acquisition was effected in Paris, France, by closing pursuant to an agreement between the Issuer and Intercity Holdings Limited.

Except for each of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable, except for the terms of the Class B Warrants referred to in
Item 5, above.

                                  SCHEDULE 13D

CUSIP No. 44860M 10 8                                      Page 5 of 6 Pages
---------------------                                      -------------------

Item 7. Material to Be Filed as Exhibits

Not applicable.





                                  Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   INTERCITY HOLDINGS LIMITED


Date: May 30, 1998
      ------------                  By: /s/       ABDULLA BIN TAWAIEL
                                        ----------------------------------
                                        Name:     Abdulla Bin Tawiel
                                        Title:    Director



Date: May 30, 1998
      ------------                       /s/    ABDELELAH BIN MAHFOUZ
                                         -------------------------------------
                                         Name:  Abdelelah Bin Mahfouz

                                                         Page 6 of 6 Pages
                                                         -----------------



                                   ANNEX A

               Information Regarding Corporate Officers and/or
                   Directors of Intercity Holdings, Limited
                         Under General Instruction C.
================================================================================

Item 2. Identity and Background.

   Name of Each: Abdelelah Bin Mahfouz
                 Abdulla Bin Tawiel
                 Ahmed Bamaas
                 Saad Baaghil


   Business address of each of the above persons:
            c/o Saudi Economics & Development Co.
            P.O. Box 4384
            Jeddah 21491
            Saudi Arabia

   Present principal occupation of each of the above persons:

           Business executive, conducting such activities principally from Jeddah, Saudia Arabia.

   During the last five years none of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
   (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

   Citizenship of each of such persons: Saudi Arabian

Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.

Item 4. Purpose of Transaction.

   Not applicable.

Item 5. Interest in Securities of the Issuer.

   No interest in securities of the issuer other than as an officer or director of a corporate beneficial owner, except for Mr. Bin Mahfouz, who has shared power to vote or to direct the vote of the Common Stock and shared power to dispose or to direct the disposition of all of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   None, other than as an officer or director of a corporate beneficial owner, except for Mr. Bin Mahfouz who has shared interest in the Class B Warrants referred to in Item 5 of the Schedule 13D to which this Annex is attached.